                                                                    EXHIBIT 99.2

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                    MAXCOM TELECOMMUNICACIONES, S.A. DE C.V.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         IN ACCORDANCE WITH MEXICAN GAAP

                (Amounts expressed in Thousands of Mexican Pesos
                 with Purchasing Power as of December 31, 2005)

                                                2005        2004         2003         2002         2001
                                             ---------   ---------    ---------    ---------    ---------
Income (Loss) Before Income Tax                (44,633)   (104,334)    (385,082)    (819,336)    (779,316)

Determination of the Ratio
Fixed charges:
Interest expense (1)                           101,587      42,234       32,976      241,714      510,559
Interest capitalized during period                 377         288           86          903        6,740
Rental expense                                  14,558      14,331       14,130       19,991       16,138
Amortization of Debt issuance costs             34,993      32,594       32,411       32,787       35,348
                                             ---------   ---------    ---------    ---------    ---------

   Total fixed charges:                        151,515      89,447       79,603      295,395      568,785
                                             ---------   ---------    ---------    ---------    ---------

Earnings:
Income (loss) from continuing operations       (44,633)   (104,334)    (385,082)    (819,336)    (779,316)
Fixed charges                                  151,515      89,447       79,603      295,395      568,785
Amortization of capitalized interests              816         782          768          734          220
Less:  interest capitalized during period         (377)       (288)         (86)        (903)      (6,740)


   Total earnings:                             107,321     (14,394)    (304,797)    (524,110)    (217,051)
                                             ---------   ---------    ---------    ---------    ---------

Ratio of Earnings to Fixed Charges                 .71        (.16)       (3.83)       (1.77)        (.38)

INSUFFICIENCY                                   44,194     103,840      384,400      819,505      785,836
                                             =========   =========    =========    =========    =========

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(1)  Bank's commissions are included in the interest income in selected financial data